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                                February 3, 2021

       Frank Hawley
       Chief Executive Officer
       MHHC Enterprises Inc.
       400 Union ST SE, Ste. 200
       Olympia, WA 98501

                                                        Re: MHHC Enterprises
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 7,
2021
                                                            File No. 024-11406

       Dear Mr. Hawley:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Risk Factors
       Factual claims payments exceed our reserves for losses, page 3

   1. Please revise this risk factor heading to clarify the risk or advise. As it reads now, it appears to indicate
that your claim payments exceed reserves currently.
       Use of Proceeds, page 12

   2. We note the price range to be between $.01 and $1.00. Please also provide a chart, similar to the one provided,
showing the use of proceeds if the offering price is $.01, and the use of proceeds if 25%,
50%, 75%, and 100% of the offering is raised at an offering price of
                                                        $.01. Please also
indicate the amount raised if the offering price is $.50 at 25%, 50%,
                                                        75%, and 100% of the
offering. Describe any anticipated material changes in use of proceeds if the
offering price is $.01 or $.50 compared to $1.00 per share. In your
 Frank Hawley
FirstName LastNameFrank Hawley
MHHC Enterprises Inc.
Comapany3,NameMHHC
February   2021       Enterprises Inc.
February
Page 2 3, 2021 Page 2
FirstName LastName
         response, please also advise how you believe you are able to provide meaningful disclosure with a price range between $.01 and $1.00.
3. We note that you plan to use a portion of the proceeds from the offering for debt repayment, as well as property acquisition and development costs. Please describe the material terms of the indebtedness to be repaid. Refer to Instruction 6 to Item 6 of Form
         1-A. In addition, if the proceeds will be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. Refer to
         Instruction 7 to Item 6 of Form 1-A.
Dilution , page 13

4.       Please revise the second table to reflect an offering price of $.01 or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

5. We note that you purchase contractual liability policies for a significant amount of risk underwritten by your warranty subsidiaries on page 4. Please provide us the following:
             tell us the amount of your reinsurance recoverable on your loss reserve at December
             31, 2019 and September 30, 2020,
             explain your continued liability to policyholders and your counter-party credit risk.
Business, page 17

6. Please revise to expand the description of your business. In this regard, we note that you did not provide many specifics about the current two lines of business, warranty or reinsurance business, or the planned e-commerce business. Include information about distribution channels, pricing models, clients or client groups. For instance, please explain what types of electronics you sell extended warranties for, and clarify if it is the end consumer who purchases the warranty. Please also briefly discuss the ecommerce technologies you plan to acquire and additional products you plan to develop as referenced on pages 17 and 18. In that regard, please discuss the timeframe for implementing future plans and clarify if additional financing is needed for these plans, and whether or not that financing is currently available to you. This information will be helpful to investors' understanding of your business. In addition, describe the general development of the business during the past three years. Refer to Item 7(a) of Form 1-A.
Property, page 19

7.       Please disclose if you own or lease your primary office.
Management, page 20

8. Please give a brief summary of your officers and directors business experience during the past five years. Refer to Item 10(c) of Form 1-A.
 Frank Hawley
MHHC Enterprises Inc.
February 3, 2021
Page 3
Executive Compensation , page 21

9. Refer to your disclosure in the Unregistered Sales of Equity Securities and Use of
         Proceeds section on page 15. You state that Mr. Raymond MacKay received 600,000,000 shares of common stock as compensation for services rendered to your subsidiary. We also note the 12,000,000 shares issued on December 28, 2020 to management, as indicated
         on page 15. Please include this compensation here or advise.
10. Please clarify if the executive compensation table includes fiscal year 2020 compensation. In this regard, we note footnote (1) stating "year to date compensation" for an offering statement filed in 2021. Please include entire compensation for the most recent completed fiscal year and revise to indicate that the compensation table includes the annual compensation for the company's last completed fiscal year ended December 31,
         2020.
Series A Preferred Stock, page 22

11. Please include risk factor disclosure that holders of Series A Preferred Shares shall have voting rights equal to exactly fifty-one percent of all voting rights and available at the time of any vote and the effects that will have on holders of your common stock.
Plan of Distribution, page 24

12. We note your disclosure here that the offering is for a maximum of 400,000,000 shares.
         On the cover page you state that the offering is for a maximum of 20,000,000 shares.
         Please revise for consistency or advise.
Signatures, page 27

13. Please revise your signature page to have your principal executive officer, principal financial officer, and principal accounting officer sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.
Use of Estimates, page F-5

14. We note on page 16 that you included certain significant estimates during the year ended
       December 31, 2019 and the quarter ended September 30, 2020. We further note on page 3
FirstName LastNameFrank Hawley
       that your claims paid exceed your loss and loss adjustment expense reserve. Please revise
Comapany
       yourNameMHHC       Enterprises
             use of estimate            Inc.
                             footnote disclosures on pages F-5 and F-12 to
disclose these
       significant
February           estimates,
          3, 2021 Page  3     or tell us why you believe they are not
necessary.
FirstName LastName
 Frank Hawley
FirstName LastNameFrank Hawley
MHHC Enterprises Inc.
Comapany3,NameMHHC
February   2021       Enterprises Inc.
February
Page 4 3, 2021 Page 4
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-6

15. We note on pages F-6 and F-13 that your fair value estimates as of December 31, 2019 and September 30, 2020 are based on certain market assumptions available to you as of
         February 28, 2019. Please revise or tell us why you believe this non-current date is applicable under GAAP.
Note 4 - Due from McCusker Holding, page F-7

16. In Note 1, you state that MHHC Enterprises Inc. is formerly known as McCusker
         Holdings Corp. Please revise to describe the nature of your receivable due from McCusker
         Holding. In addition, explain why the balance of this receivable did not change from
         $383,807 during any of the periods presented.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume,
Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan
Block at (202) 551-3210 at with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      William Eilers, Esq.